8/17

04036310

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cal Star Inc.

*CURRENT ADDRESS

PROCESSED AUG 18 2004 THOMSON FINANCIAL

PROCESSED AUG 18 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

PROCESSED AUG 2004 THOMSON FINANCIAL

FILE NO. 82- 2406 FISCAL YEAR 2-29-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/18/04

82-2406

AR/S
2-29-04

Cal Star Inc.

~~AMANTA RESOURCES LTD.~~

(formerly Cal-Star Inc.)

REPORT AND FINANCIAL STATEMENTS

February 29, 2004 and February 28, 2003

(Stated in Canadian Dollars)

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: 604.685.1017
Fax: 604.685.5777
email: ajd@harbourpacific.com

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Amanta Resources Ltd.
(formerly Cal-Star Inc.):

We have audited the balance sheets of Amanta Resources Ltd. (formerly Cal-Star Inc.) as at February 29, 2004 and February 28, 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
May 26, 2004, except as to Notes 5 and 10, which are as of July 13, 2004

"Amisano Hanson"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

AMANTA RESOURCES LTD.
(formerly Cal-Star Inc.)
BALANCE SHEETS
February 29, 2004 and February 28, 2003
(Stated in Canadian Dollars)

		February 29, 2004		February 28, 2003
ASSETS				
Current				
Cash and cash equivalents	$	281,665	$	14,396
GST receivable		9,330		2,704
Prepaid expenses		-		2,125
		290,995		19,225
Capital assets – Note 4		468		585
Resource properties – Note 5 and Schedule 1		321,718		-
	$	613,181	$	19,810
LIABILITIES				
Current				
Accounts payable – Note 6	$	327,783	$	65,468
Due to related parties – Notes 6 and 10		127,286		150,186
Loans payable – Note 7		-		25,000
		455,069		240,654
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – Notes 8 and 10		5,564,606		5,564,606
Share subscriptions – Note 10		535,000		-
Deficit		(5,941,494)		(5,785,450)
		158,112		(220,844)
	$	613,181	$	19,810

Nature and Continuance of Operations – Note 1
Commitments – Note 5
Subsequent Events – Note 10

APPROVED BY THE DIRECTORS:

"Anton J. Drescher" ____________________, Director

"Gerald D. Wright" ____________________, Director

SEE ACCOMPANYING NOTES

AMANTA RESOURCES LTD.
(formerly Cal-Star Inc.)
STATEMENTS OF LOSS AND DEFICIT
for the years ended February 29, 2004 and February 28, 2003
(Stated in Canadian Dollars)

	2004	2003
General and Administrative Expenses		
Accounting, audit and legal fees – Note 6	$ 27,341	$ 14,822
Amortization	117	146
Consulting fees – Note 6	30,638	30,000
Filing fees	21,877	10,904
Office and miscellaneous	23,651	3,633
Rent	8,400	12,000
Sponsorship fee	30,000	-
Transfer agent	3,990	3,349
Travel	3,921	-
Wages and benefits	6,452	-
Loss before Other	(156,387)	(74,854)
Other:		
Interest income	343	-
Property investigation costs – Note 5	-	(16,913)
	343	(16,913)
Net loss for the year	(156,044)	(91,767)
Deficit, beginning of the year	(5,785,450)	(5,693,683)
Deficit, end of the year	$ (5,941,494)	$ (5,785,450)
Basic and diluted loss per share	$ (0.08)	$ (0.04)

SEE ACCOMPANYING NOTES

AMANTA RESOURCES LTD.
(formerly Cal-Star Inc.)
STATEMENTS OF CASH FLOWS
for the years ended February 29, 2004 and February 28, 2003
(Stated in Canadian Dollars)

	2004	2003
Operating Activities		
Net loss for the year	$ (156,044)	$ (91,767)
Add item not involving cash:		
Amortization	117	146
	(155,927)	(91,621)
Changes in non-cash working capital items:		
GST receivable	(6,626)	(1,593)
Prepaid expenses	2,125	(406)
Accounts payable	262,315	40,733
	101,887	(52,887)
Investing Activity		
Resource properties	(321,718)	-
Financing Activities		
Increase (decrease) in due to related parties	(22,900)	41,500
Loans payable	-	25,000
Share subscriptions	510,000	-
	487,100	66,500
Increase in cash during the year	267,269	13,613
Cash and cash equivalents, beginning of the year	14,396	783
Cash and cash equivalents, end of the year	$ 281,665	$ 14,396
Cash and cash equivalents consist of:		
Cash	$ 31,665	$ 14,396
Term deposit	250,000	-
	$ 281,665	$ 14,396
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transaction- Note 11

SEE ACCOMPANYING NOTES

Schedule 1

AMANTA RESOURCES LTD.
(formerly Cal-Star Inc.)
SCHEDULE OF RESOURCE PROPERTIES
for the years ended February 29, 2004 and February 28, 2003
(Stated in Canadian Dollars)

	Total 2004	Total 2003
Acquisition Costs		
Langu, Thailand – cash (included in accounts payable)	$ 66,445	$ -
Arun, Thailand – cash	35,065	-
	101,510	-
Deferred Exploration Costs		
Langu, Thailand		
Assay	6,534	-
Field administration	15,939	-
Geological fees	82,043	-
Reports	5,211	-
Supplies	8,419	-
Surveys	24,808	-
Translation	2,243	-
Travel	44,237	-
Wages	30,774	-
	220,208	-
	$ 321,718	$ -

SEE ACCOMPANYING NOTES

AMANTA RESOURCES LTD.
(formerly Cal-Star Inc.)
NOTES TO THE FINANCIAL STATEMENTS
February 29, 2004 and February 28, 2003
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company is a development stage public company listed on the TSX Venture Exchange ("TSX").

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $164,074 as at February 29, 2004 and has accumulated losses totalling $5,941,494 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company's corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

Note 2 Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles as established in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates that have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of one year or less when purchased.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization on its office equipment at 20% per annum on a declining balance basis.

Note 2 Significant Accounting Policies – (cont'd)

(c) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are antidilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basis and dilited loss per share.

(d) Foreign Currency Translation

(i) Translation of foreign transactions

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income except for unrealized gains or losses on long-term debt which are deferred and amortized over the remaining life of the debt.

(ii) Translation of foreign operations

Adnet USA LLC is an integrated foreign subsidiary. Their financial statements are translated using the temporal method. Under this method, monetary assets are translated at the year-end exchange rate, non-monetary assets are translated at historical rates and revenue and expenses are translated at the average exchange rate during the year.

(e) Financial Instruments

The carrying value of cash and cash equivalents, accounts payable, due to related parties and loans payable approximates fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Significant Accounting Policies – (cont'd)

(f) Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing resource properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in resource properties are credited to the carrying value of the resource properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its resource properties and has not yet determined the amount of reserves available. Management reviews the carrying value of resource properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Note 3 Adnet USA LLC Joint Venture

The Company owns a 50% interest in an inactive joint venture, which has incorporated a California limited liability company, Adnet USA LLC. The limited liability company will dissolve December 31, 2036. The purpose of the joint venture company was to provide Internet advertising and web page facilities to corporate customers. The Company's joint venture partner is a related company by virtue of common directors. The joint venture has no assets and its liabilities total $225,712, which are due to the Company.

The Company and its joint venture partner have agreed to cease operations of the joint venture and consequently Adnet USA LLC was inactive during the years ended February 29, 2004 and February 28, 2003.

(Stated in Canadian Dollars) – Page 4

Note 4 Capital Assets

	February 29, 2004			February 28, 2003
	Cost	Accumulated Amortization	Net	Net
Office equipment	$ 6,047	$ 5,579	$ 468	$ 585

Note 5 Resource Properties

a) Langu, Thailand

By an agreement dated July 23, 2002 and amended April 30, 2003, the Company agreed to acquire 100% of the licences to a gold prospect property, ("Langu") comprised of 2,500 hectares of land in the Satun Province, Southern Thailand for US$50,000 and the reimbursement of up to US$125,000 in exploration costs and other obligations related to the licenses as advanced by the vendor. At February 29, 2004 these amounts were included in accounts payable and were paid subsequent to February 29, 2004. Payment is subject to regulatory approval, which was received subsequent to February 29, 2004. The Company also agreed, subject to closing of the agreement, to fund a two phase work program on the licenses, for a total cost of approximately US$358,400. This property is subject to a 2% net smelter royalty payable to the vendor of the property. During the year ended February 28, 2003, the Company expensed $16,913 in property investigation costs.

b) Arun, Thailand

By an agreement dated December 30, 2002 and amended April 30, 2003, the Company agreed to purchase the right to acquire the exploration and development rights to 100% of the gold prospect property ("Arun") comprised of 15.4 hectares of land in the Satun Province, Southern Thailand for 500,000 Baht plus four annual payments of 500,000 Baht. At February 29, 2004 $17,065 (500,000 Baht) has been paid and $18,000 (500,000 Baht) is included in accounts payable, which was paid subsequent to February 29, 2004. This agreement is subject to a 2% net smelter royalty payable to the vendor of the property. Closing of this agreement is subject to regulatory approval, which was received subsequent to February 29, 2004.

(Stated in Canadian Dollars) – Page 5

Note 6 Related Party Transactions – Notes 3, 7 and 10

The Company incurred the following amounts charged by directors and companies controlled by directors of the Company:

	Year ended February 29, 2004	Year ended February 28, 2003
Accounting fees	$ 4,450	$ 2,717
Consulting fees	30,638	30,000
	$ 35,088	$ 32,717

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Accounts payable at February 29, 2004 includes $26,339 (February 28, 2003: $29,189) owing to a company controlled by a director of the Company in respect to unpaid accounting and consulting fees and $234,170 (February 28, 2003: $Nil) owing to a company with a common director in respect to resource property costs.

Due to related parties is due to directors of the Company in respect to unpaid advances to the Company.

The amounts due to related parties and owing to related companies included in accounts payable are non-interest bearing, unsecured and are payable on demand.

Note 7 Loans Payable

The loans payable are unsecured, non-interest bearing and have no specific terms for repayment. At February 29, 2004, $Nil (February 28, 2003: $15,000) is due to directors of the Company and to a company with a common director.

(Stated in Canadian Dollars) – Page 6

Note 8 Share Capital – Note 10

i) Authorized:

50,000,000 common shares without par value

ii) Issued:	Number	$
Balance, February 29, 2004 and February 28, 2003 and 2002	2,060,364	5,564,606

Note 9 Income Taxes

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003
Future income tax assets:		
Net tax non-capital losses carried forward	$ 288,639	$ 319,045
Capital losses	190,448	190,448
Amortization	(46)	(57)
Valuation allowance for future income tax assets	(479,041)	(509,436)
Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

The Company has accumulated capital losses of $488,328 and non-capital losses totalling $740,099 which can be utilized to offset taxable income of future years. The capital losses are available indefinitely and the non-capital losses expire as follows:

2005	$ 130,532
2006	96,097
2007	115,220
2008	84,074
2009	66,628
2010	91,621
2011	155,927
	$ 740,099

(Stated in Canadian Dollars) – Page 7

Note 10 Subsequent Events – Note 5

Subsequent to February 29, 2004:

a) The Company completed a private placement of 10,000,000 units at $0.10 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at $0.20 per share for a period of two years. As at February 29, 2004 the Company had received $535,000 as subscriptions for this private placement.

b) The Company issued 1,272,860 common shares at $0.10 per share to a director of the Company in settlement of outstanding debts owing in the amount of $127,286 included in due to related parties at February 29, 2004.

c) Pursuant to an agreement dated May 4, 2004, certain shareholders have agreed to place 7,172,860 common shares in escrow. The release of these shares is as follows:

Release Date	Percentage of Total Escrowed Shares to be Released
June 25,2004 (released)	– 10%
Six months following	– 16.67% of the remaining pool
Twelve months following	– 20% of the remaining pool
Eighteen months following	– 25% of the remaining pool
Twenty-four months following	– 33.33% of the remaining pool
Thirty months following	– 50% of the remaining pool
Thirty-six months following	– All of the remaining pool

d) The Company changed its name to Amanta Resources Ltd.

Note 11 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statements. During the year ended February 29, 2004, a loan payable of $25,000 was repaid by consideration for subscriptions receivable. This transaction was excluded from the statement of cash flows.

AMANTA RESOURCES LTD.
(formerly "Cal-Star Inc.")
#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: 604.685.1017
Fax: 604.685.5777

July 16th, 2004

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended February 29, 2004. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to Amanta Resources Ltd. is available on SEDAR at www.sedar.com.

Overview

Our corporate jurisdiction is the State of Wyoming, USA and we are extra provincially registered in British Columbia. We were incorporated in British Columbia as Approach Resources Ltd. on September 4, 1986 under the *Company Act* (British Columbia) in effect on that date. We subsequently changed our name to *Future Media Technologies Corp.* on January 29, 1987. On January 29, 1999 we continued our incorporation under the *Wyoming Business Corporations Act*. On June 18, 1999, we changed our name to *Future Link Systems Inc.*; and consolidated our share capital on the basis of one new share for each ten old shares. Subsequently on August 23, 2001, we changed our name to *Cal-Star Inc.* and on July 13, 2004 we changed our name to *Amanta Resources Ltd.*

As of August 18, 2003, in accordance with TSX Venture Exchange Policy 2.5, we were transferred to the NEX board from Tier 2 of the TSX-V. We were previously designated as a TSV-V inactive issuer. Accordingly, we were subject to restriction on share issuances and certain types of payments as set out in the NEX policies. Our trading symbol was changed to include a .H extension (CAI.H). At that time, there was no change in our name, no change in our CUSIP number and no consolidation of capital. The symbol extension differentiated NEX symbols from Tier 1, Tier 2, or Tier 3 symbols within the TSX-V market.

The NEX is a separate and designated board or "*tier*" of the TSX for the trading of issuers with business activity levels that fail to meet the tier maintenance requirements of the TSX for Tier 2 issuers and are accordingly designated as "*inactive*" under the policies of the TSX. The NEX replaced the former policies and practice of the TSX to designate such issuers as inactive, following which they were permitted to trade on Tier 2 of the TSX for a specified period of time.

The NEX provides a separate board and policies suited to the needs of inactive issuers looking to reactivate themselves as companies carrying on an active business.

At our annual shareholders meeting held on August 29, 2003, the shareholders approved a change of business by the acquisition of the Thailand properties, as well as the issuance of 1,272,860 common shares at a price of $0.10 per share in settlement of debt in the amount of $127,286 and a private placement of 6,500,000 units at a price of $0.10 per share, which private placement was subsequently increased to 10,000,000 units. We subsequently received TSX approval to the change of business, shares for debt settlement and private placement and, accordingly, effective June 25, 2004, we were reactivated for trading as a Tier 2 issuer on the TSX Venture Exchange under the trading *CAI*.

Reverse Takeover and Change of Business

We recently completed a reverse takeover, which included a change of business, acquisition of new properties, a private placement and debt settlement, the particulars of which are as follows:

Property Asset Agreements

We acquired two mineral properties in Thailand pursuant to the following Property-Asset Agreements:

(a) by agreement dated July 23, 2002, we acquired exploration and development rights to 2,500 hectares of land, held under Special Prospecting Licenses by Amanta Limited, on the Langu Property located in Satun Province, Southern Thailand, for and in consideration of an aggregate of US$50,000 cash, which has been paid, and a 2% net smelter royalty. There are no shares being issued and Amanta Limited is arm's length. The first phase of a two phase exploration program has been carried out a cost of $110,400 US. We agreed to fund a two phase work program on the Langu Property for a total cost of approximately $348,400 US.

(b) by agreement dated December 30, 2002, we acquired exploration and development rights to 15.4 hectares of land, held under two mining licenses owned by Arun Sapachai Mining Partnership, on the Arun Property located in Southern Thailand, 12 kilometres north of the village of Langu, for and in consideration of Cdn$18,500 (500,000 Baht) per year, for a period of up to four years for an aggregate of Cdn$74,000 (2,000,000 Baht), of which two annual payments have been made to date, and a 2% net smelter royalty. The property is located in the middle of the Langu Property. There are no shares being issued and Arun Sapachai Mining Partnership is arm's length; and

(c) by amendment agreement dated April 30, 2003, we agreed to reimburse up to US$125,000 in exploration costs and other obligations related to the licenses as advanced by Amanta Limited, which has now been paid.

The Langu properties are located in the southern Thai province of Satun, near the border with Malaysia. The tenements consist of a set of two Special Prospecting Licenses under Thai Mining Law with a total area of 25 square kilometers and one Mining License (400x400 meters) in an existing quarry area. The property holds significant potential for what has been recognized as 'Carlin-style' gold mineralization. In the initial stages of exploration, high grade float with gold values of up to 180 g/t was sampled in the tenement area and the gold is associated with arsonopyrite 'needles' in limestone.

Mineralization has been identified at surface over a 20 meter long outcrop. Outcrop samples consistently returned values of up to 30 g/t gold, with none of the samples returning lower than 15 g/t gold. Line cutting, sampling and mapping has been completed in order to get an indication of the possible extension of the mineralized area. Within the quarry area, where the mineralization was first encountered, the length of the mineralized trend has been established as well over 250 meters, while in the area covered by the exploration licenses, this trend seems to continue for at least 2500 meters along a N30E strike with gold mineralized stibnite (12 g/t Au.) being found at that distance from the quarry area.

Regional assessment work included the review of available airborne geophysical data and an interpretation of Landsat TM data. The latter reveals significant lengths of anticlinal/synclinal structures offset by two sets of normal faults and a large sub-regional thrust structure, indicating that a fairly extensive mineralized system has been developed.

Systematic regional sampling and mapping within the area of the exploration licenses and detailed work, including some shallow drilling, in the quarry zone, are planned by the Company in order to get a better understanding of the characteristics and extent of the mineralized zone.

This will be followed by a more extensive drilling program.

The Technical Report for the Langu Property, Satun Province, Thailand dated June 20, 2003, as prepared by Apex Geoscience, was previously filed and vetted by the TSX Venture Exchange was filed on SEDAR on January 30th, 2004.

Sponsorship

By a Sponsorship Agreement dated January 30, 2004 with Canaccord Capital Corporation, Canaccord agreed to act as our sponsor in conjunction with our reactivation and reverse takeover.

Private Placement

We completed a private placement of 10,000,000 units at a price of $0.10 per unit for an aggregate of $1,000,000. Each unit consists of one common share and one share purchase warrant to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from June 25th, 2004.

The common shares forming part of the units, together with any shares that may be acquired upon exercise of the warrants are restricted from trading until October 26th, 2004.

No finder's fee was payable with respect to the private placement.

Shares for Debt Settlement

By a Debt Settlement Agreement dated May 31st, 2002 with Anton J. Drescher, on of our directors, we agreed to issue 1,272,860 common shares at a deemed price of $0.10 per share in settlement of debt in the amount of $127,286. The debt settlement shares are restricted from trading until October 26th, 2004.

Escrowed Shares

The private placement securities that were issued to insiders and a related party, as well as the debt settlement shares, being an aggregate of 7,172,860 common shares are subject to escrow restrictions pursuant to an Escrow Agreement dated May 4th, 2004, as follows:

(a) 1/10 of the remaining escrow securities or 717,286 common shares were released as of the June 24th, 2004;
(b) 1/6 of the remaining escrow securities or 1,075,929 common shares are releasable as of December 24, 2004;
(c) 1/5 of the remaining escrow securities or 1,075,929 common shares are releasable as of June 24, 2005;
(d) 1/4 of the remaining escrow securities or 1,075,929 common shares are releasable as of December 24, 2005;
(e) 1/3 of the remaining escrow securities or 1,075,929 common shares are releasable as of June 24, 2006;
(f) 1/2 of your remaining escrow securities or 1,075,929 common shares are releasable as of December 24, 2006; and
(g) all of the remaining escrow securities or 1,075,929 common shares are releasable as of June 24, 2007

Recent Events

Reactivation

Effective June 25th, 2004, we commenced trading as a Tier 2 issuer on the TSX Venture Exchange under the trading symbol "*CAI*".

Name Change

We received approval of the TSX Venture Exchange to a name change from "*Cal-Star Inc.*" to "*Amanta Resources Ltd.*", and effective July 13th, 2004, we commenced trading under our new name under the trading symbol "*AMH*".

Plan of Operation

Our immediate goal is to carry out the recommended exploration programs on our Thailand properties. Once the exploration programs are completed, our long-term goal is to develop the properties if recommended by a qualified engineer.

Selected Annual Information

Description	February 29, 2004 (1) $	February 28, 2003 $	February 28, 2002 $
Total Revenues	0	0	0
Income or loss			
Total	(156,387)	(74,854)	(66,811)
Per share			
Net income or loss			
Total	(156,044)	(91,767)	365,238
Per share	(0.08)	(0.04)	0.14
Total Assets	613,181	19,810	4,344
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

Summary of Quarterly Results

Description	Year ended Feb 29 2004 (1) $	Nine months ended Nov 31 2003 $	Six months ended Aug 31 2003 $	Three months ended May 31 2003 $	Year ended Feb 29 2003 $	Nine months ended Nov 31 2002 $	Six months ended Aug 31 2002 $	Three months ended May 31 2002 $
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items								
Total	(156,387)	(91,303)	(63,993)	(11,726)	(74,854)	(55,830)	(37,254)	(14,072)
Per share	(0.08)	(0.04)	(0.03)	(0.006)		(0.02)	(0.01)	(0.006)
Net income or loss for period								
Total	(156,044)	(91,303)	(63,993)	(11,726)	(91,767)	(55,830)	(37,254)	(14,072)
Per share	(0.08)	(0.04)	(0.03)	(0.006)	(0.04)	(0.02)	(0.01)	(0.006)

Liquidity and Solvency

As of February 29, 2004 we had a cash position of $281,665, compared to $14,396 as at February 28, 2003, representing an increase of $267,269. The increased amount for the year ended February 29, 2004 was from the private placement proceeds received during that year. As of February 29, 2004, we had a working capital deficiency of $164,074, compared to a working capital deficiency of $221,429 as at February 28, 2003. Our current cash and cash equivalents are sufficient to meet our cash requirements for a period of seven months, based on average expenditures of $40,000 per month. We will require additional financing to fund current operations, as well as any exploration programs on our properties, if applicable. We have historically satisfied our capital needs primarily by issuing equity securities. We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. Any additional funds raised will be used for the exploration and development of our properties and for general and administrative expenses. We estimate that we will require approximately $40,000 per month, or $480,000 annually, to fund our general and administrative expenses for the next twelve months. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

During the year ended February 29, 2004, we raised an aggregate of $535,000 by way of private placement and subsequent to the year end, we raised an additional $465,000 in private placement proceeds, for total proceeds of $1,000,000. During the year ended February 28, 2003 we did not raise any funds.

Results of Operations

We incurred a net loss of $156,044 for the year ended February 29, 2004, compared to a net loss of $91,767 for the year ended February 28, 2003. Some of the items comprising the loss for the year ended February 29, 2004 were accounting, audit and legal fees of $27,341 (2003 - $14,822), consulting fees of $30,630 (2003 - $30,000), filing fees and transfer agent costs of $25,867 (2003 - $14,253), and office and miscellaneous cost of $23,651 (2003 - $3,633) and rent of $8,400 (2003 - $12,000). During the year ended February 29, 2004 we incurred additional expenses for the sponsorship fee of $30,000, travel and related costs of $3,921 and wages and benefits of $6,452. Also included in the expenses for the year ended February 28, 2003 is $16,913 for property investigation costs.

We do not have any employees; all of our services are carried out by the directors and officers or by consultants retained on an as needed basis.

Liquidity and Capital Resources

We anticipate that we have sufficient funds on hand for the next seven months of operation. We expect that we will operate at a loss for the foreseeable future. We have continued to provide capital through equity financing. We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements are currently for general and administrative expenses and our future capital requirements will depend upon any recommended exploration or development programs recommended for our properties.

Transactions with Related Parties

During the years ended February 29, 2004 and February 28, 2003, we entered into the following transactions with related parties:

(a) We incurred accounting fees and consulting fees of $35,088 during the year ended February 29, 2004 (2003 - $32,717) with our directors, either directly or indirectly to companies controlled by them.

(b) Included in accounts payable at February 29, 2004 is $26,339 (2003 - $29,189) due to a company controlled by a director with respect to unpaid accounting and consulting fees and $234,170 (2003 – Nil) to a company with a common director with respect to resource property costs.

(c) As of February 29, 2004 Nil (2003 – $15,000) was payable to a director, either directly or indirectly to a company controlled by a director. The loan is unsecured, non-interest bearing and has no specific terms of repayment.

(d) As of February 29, 2004, $122,286 (2003 - $150,186) was due to our directors, either directly or indirectly to companies controlled by them, in respect of unpaid advances.

AMANTA RESOURCES LTD.
(formerly *Cal-Star Inc.*)
Suite 507 - 837 West Hastings Street
Vancouver, BC V6C 3N6

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of **AMANTA RESOURCES LTD.** (the *"Company"*) will be held at Suite 507, 837 West Hastings Street, in the City of Vancouver, BC, on Tuesday, the 31st day of August, 2004 at the hour of 9:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. **TO** receive and consider the Report of the Directors.

2. **TO** receive and consider the audited financial statements of the Company for the fiscal year ending February 29, 2004, together with the auditor's report thereon.

3. **TO** appoint Amisano Hanson, Chartered Accountants, as the auditors of the Company until the next annual general meeting.

4. **TO** authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. **TO** fix the number of directors of the Company for the ensuing year at six (6).

6. **TO** elect the directors of the Company for the ensuing year.

7. **TO** approve a special resolution, that:

   (a) pursuant to Section 302 of the *Business Corporations Act* (British Columbia) (the *"Act"*), the directors be authorized to apply, at the discretion of the Board of Directors, under Section 17-16-1720 of the Wyoming *Business Corporation Act* to the Secretary of State for Wyoming for a certificate of transfer of the incorporation under the Wyoming *Business Corporations Act* to the Province of British Columbia;

   (b) a new form of Articles be adopted in the form set out in Schedule "A: to the Information Circular; and

   (c) any one of the directors of the Company be authorized and directed to sign and execute all documents, instruments, deeds and documents necessary or desirable to carry out the foregoing.

8. **TO** approve an ordinary resolution, that:

   (a) the Stock Option Plan, in the form attached as Schedule "B" to the Information Circular and presented at the annual general meeting, be approved;

   (b) the Company be authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase common shares of the Company;

   (c) the maximum number of common shares of the Company reserved for issuance under the Stock Option Plan shall be 10% of the issued and outstanding share capital at the time of granting;

(d) the Board of Directors or any committee created pursuant to the Stock Option Plan be authorized to make such amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders;

(e) the approval of the Stock Option Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Company be authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan;

(f) the Company be authorized to abandon or terminate all or any part of the adoption of a Stock Option Plan if the Board of Directors of the Company deem it appropriate and in the best interest of the Company to do so ;and

(g) the Board of Directors be authorized in its sole discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Stock Option Plan, if, in the Board of Directors' sole opinion, the circumstances so warrant.

9. **TO** authorize the directors of the Company, in their sole discretion, subject to regulatory approval, if necessary, to negotiate and conclude such negotiations for the sale by way of private placement of securities in excess of 20% of the Company's then issued and outstanding share capital.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Instrument of Proxy and to mail it or deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8. In order to be valid and acted upon at the meeting, Instruments of Proxy must be received at the aforesaid address not less than 24 hours before the time set for the holding of the meeting or any adjournment thereof or by the Chairman of the meeting at the scheduled commencement of the meeting.

The Company has fixed the close of business on the 27Th of July, 2004 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 4th day of August, 2004.

By Order of the Board of
AMANTA RESOURCES LTD.

"Anton J. Drescher"
ANTON J. DRESCHER,
Corporate Secretary

AMANTA RESOURCES LTD.
(formerly *Cal-Star Inc.*)
Suite 507 - 837 West Hastings Street
Vancouver, BC V6C 3N6

INFORMATION CIRCULAR
(As at July 27th, 2004 except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of **AMANTA RESOURCES LTD.** (the "*Company*") for use at the annual and special general meeting (the "*Meeting*") of its shareholders to be held on Tuesday, August 31st, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Form of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors of the Company. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy and in either case delivering the completed Proxy to the Company's transfer agent, Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8, *not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or with the Chairman of the Meeting prior to the scheduled commencement of the meeting.***

The Form of Proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Form of Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

EXERCISE OF DISCRETION

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR.

The enclosed Form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are *"non-registered shareholders"* because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the *"Non-Registered Holder"*) but which are registered either: (a) in the name of an intermediary (an *"Intermediary"*) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (*"CDS"*)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy (collectively, the *"Meeting Materials"*) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **the offices of the Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a *"proxy authorization form"*) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the granting of stock options under the proposed Stock Option Plan that may be granted to directors or officers of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of **50,000,000** common shares without par value. As at July 27, 2004, **13,333,324** common shares without par value were issued and outstanding, each one share carrying the right to one vote at the Meeting.

At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the record date, being July 27th, 2004, who either personally attend the Meeting or who complete and deliver an Form of Proxy in the manner and subject to the provisions set out under the heading "*Appointment and Revocation of Proxies*" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Gerald D. Wright (1) 5423 Monte Bre Place West Vancouver, BC V7W 3A8	**4,225,000**	31.68%

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Gail Y. Wright [2] 5423 Monte Bre Place West Vancouver, BC V7W 3A8	**1,634,805**	12.26%

(1) Included in Dr. Wright's share position are 3,725,000 common shares owned by Cypress Consulting Services Ltd. Dr. Wright is the controlling shareholder of Cypress Consulting Services Ltd.

(2) Included in Ms. Wright's share position is 400,000 common shares owned by Travelure Services Ltd. Ms. Wright is the controlling shareholder of Travelure Services Ltd.

As of the 27th day of July, 2004 the current directors and senior officers as a group owned beneficially, directly and indirectly, 5,576,082 common shares of the Company, representing 41.82% of the presently issued and outstanding common shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"*Named Executive Officer*" of the Company means (a) each Chief Executive Officer; (b) each of a company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed $100,000; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of a company at the end of the most recently completed financial year-end;

"*SAR*" or "*stock appreciation right*" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"*LTIP*" or "*long term incentive plan*" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

Executive Officers

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Named Executive Officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company. To the knowledge of current management, the Company had two Named Executive Officers, being Gerald D. Wright, President and a director of the Company and Anton J. Drescher, Corporate Secretary and a director of the Company.

Summary Compensation Table

The following table provides a summary of compensation earned during the fiscal periods ended February 29, 2004, February 28, 2003 and February 28, 2002 by the Named Executive Officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options /SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All other Compensation
Dr. Gerald	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
D. Wright	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2002	Nil	N/A	Nil	Nil	Nil	Nil	Nil
Anton J.	2004	Nil	Nil	$30,000	Nil	Nil	Nil	$4,450
Drescher,	2003	Nil	Nil	$30,000	Nil[1]	Nil	Nil	$2,717
Corporate Secretary	2002	Nil	Nil	$30,000	Nil	Nil	Nil	$4,500

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Company as of July 27, 2004. The equity compensation plan of the Company consists of the Company's proposed 2004 Stock Option Plan, subject to shareholder and regulatory approval.

Table of Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders	N/A	N/A	N/A
Equity Compensation Plans Not Approved By Securityholders	1,333,333 common shares	N/A	1,333,333 common shares
Total	**1,333,333 Common Shares**		**1,333,333 Common Shares**

As of July 27, 2004, the Company's proposed 2004 Stock Option Plan provides for the issuance of stock options to acquire up to that number of the Company's Common Shares (the "*Plan Ceiling*") which would equal to 10% of the Company's issued and outstanding common shares as of the date of grant, subject to standard anti-dilution adjustments. This is a "*rolling*" Plan Ceiling as the number of Common Shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding Common Shares increases.

Long Term Incentive Plan Awards Table

The Company does not have any long term incentive plan awards.

Options and SARs

There were no incentive stock options granted to the Named Executive Officers during the fiscal year ended February 29, 2004.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

No incentive options were exercised by the Named Executive Officer during the fiscal year ended February 29, 2004.

Option and SAR Repricings

No incentive stock options were repriced for the Named Executive Officer during the fiscal year ended February 29, 2004.

Defined Benefit or Actuarial Plan Disclosure

The Company has no retirement plans, pension plans or other forms of retirement compensation for its Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth elsewhere in this Information Circular, there are no arrangement for compensation of the Named Executive Officers, or other directors of the Company, in the event of termination of employment, changes in responsibilities and/or employment contracts, or in the event of change of control of the Company.

Compensation of Directors

For the Company's most recently completed fiscal year ended February 29, 2004:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the directors for services rendered to the Company as consultants or experts; and

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for services rendered, or proposed to be rendered, to the Company as consultants or experts.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or officer of the Company or any associate or affiliate of such person is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, except as described herein, no director or executive officer of the Company, no director or officer of a body corporation that is itself an informed person of the Company, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company's last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries., save and except for the transactions referred to under the headings "*Executive Compensation*" or otherwise disclosed herein and in Note 5 of the December 31, 2003 financial statements of the Company which accompany this Information Circular.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company, other than as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Directors' Report to Shareholders and Financial Statements

The Directors' Report to Shareholders, audited financial statements of the Company for the fiscal year ending February 29, 2004 (the "*Financial Statements*") and the auditor's report thereon will be presented to shareholders at the Meeting. The Financial Statements and auditor's report are being mailed to shareholders of record with this Information Circular. Copies of the Financial Statements, auditor's report, Notice of Annual and Extraordinary General Meeting, Information Circular and Form of Proxy will also be available from Pacific Corporate Trust Company.

Appointment of Auditors and Remuneration of Auditors

Shareholders will be asked to appoint Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, to serve as the auditors of the Company until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board of Directors.

Management of the Company recommends the appointment of Amisano Hanson, Chartered Accountants, as the auditors of the Company.

Election of Directors

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of five persons. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted (if management's proxies are selected) in favour of the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director. The number of directors to be elected at the Meeting is proposed to be fixed at five.

The following table sets out the names of management's nominees for election as directors, the positions and offices which they presently hold with the Company, the length of time they have served as directors of the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Municipality of Residence and Office Held	Principal Occupation	Date of Appointment as Director	Number of Shares
Dr. Gerald D. Wright *West Vancouver, BC* *President/Director*	President/CEO, Cypress Consulting Services Inc., West Vancouver, B.C.; former Chairman/CEO, Asia Pacific Resources Ltd. from August 1998 to March, 2001; former CEO, Asia Pacific Resources Ltd. from 1991 to March 2001; former Director, Asia Pacific Resources Ltd. from June 1987 to March 2001; B Sc., Ph D Engineering (Queens Univ., Belfast, N. Ireland); Registered P.Eng in the Province of British Columbia since 1980.	August 22, 2002	4,225,000 [(1)]
Pieter Jan Bakker *Nonthaburi, Thailand* *Nominee Director* *Executive Vice-President and Chief Geologist*	Consulting Geologist; M.Sc., Mining and Geology, University of Delft, Netherlands; Member of Australian Institute of Mining and Metallurgy; Chartered Geologist, Thailand; Chief, Mineral Resources Section, United Nations ESCAP, Bangkok, 1985 – 1994; Executive Vice-President, Indochina Goldfields; Senior Vice-President and Director of Bong Mieu Holdings, 1994 – 1998.	Nominee	100,000
Patrick Cauley *Vancouver, BC* *Nominee Director* *Vice-President, Corporate Communications*	Corporate Communications Consultant; Manger, Investor Relations, Asia Pacific Resource Ltd., June 1999 – June 2003.	Nominee	Nil
David P. Long *Belfast, Northern Ireland* *Nominee Director*	B.Sc., M.Sc. Engineering, Queens University, Belfast, North Ireland Managing Director, Dublin Sports Café, Dublin, Ireland; Managing Director, Dublin Direct Limited, Dublin, Ireland.	Nominee	Nil
Suchada Sanksuwan *Bangkok, Thailand* *Nominee Director*	B.Arch, MM, Chulalongkorn University, Bangkok; President, Amanta Ltd., Bangkok, Thailand; President, Arial Architects Ltd., Bangkok, Thailand.	Nominee	700,000 [(2)]
Robert Forrest *Vancouver, BC* *Nominee Director*	Freelance business writer for the resource industry; contributor to numerous regional and national magazines in Canada and the United states; formerly magazine editor.	Nominee	Nil

(1) Included in Dr. Wright's share position are 3,725,000 common shares owned by Cypress Consulting Services Ltd. Dr. Wright is the controlling shareholder of Cypress Consulting Services Ltd.

(2) The 700,000 common shares beneficially owned by Suchada Sanksuwan are registered in the name of Amanta Ltd., a private company controlled by Ms. Sanksuwan.

Audit Committee

A reporting company is required to elect an audit committee comprised of not fewer than three directors, of whom a majority shall not be officers or employees of a company or an affiliate of a company. The audit committee's functions are to monitor overall adherence to a company's policy, the effectiveness of a company's internal audit personnel and their audit activities and to meet with a company's accountants and auditors on financial and audit matters, as appropriate. Presently, Anton J. Drescher, Norman J. Bonin and Gary J. Drescher are the members of the Company's Audit Committee.

Continuance of Incorporation into British Columbia

The shareholders will be asked to approve a special resolution to transfer the domicile of incorporation of the Company from the State of Wyoming to the Province of British Columbia, the text of which resolution, in substantially the form set forth below, will be presented to the shareholders, subject to such changes not affecting the general intent of the said special resolution, as may be required by the regulatory authorities or by counsel for the Company:

"BE IT RESOLVED, as a special resolution, that:

(a) *pursuant to Section 302 of the Business Corporations Act (British Columbia) (the "Act"), the directors be authorized to apply, at the discretion of the Board of Directors, under Section 17-16-1720 of the Wyoming Business Corporation Act to the Secretary of State for Wyoming for a certificate of transfer of the incorporation under the said Business Corporations Act to the Province of British Columbia;*

(b) *a new form of Articles be adopted in the form set out in Schedule "A" to this Information Circular; and*

(c) *any one of the directors of the Company be authorized and directed to sign and execute all documents, instruments, deeds and documents necessary or desirable to carry out the foregoing.*

As this is a special resolution it must be passed by a majority of not less than 3/4 of the votes cast by members who vote in respect of the special resolution. Unless otherwise directed it is the intention of management to vote shares represented by proxies in the accompanying form of proxy in favour of the continuation to British Columbia.

Tax Consequences to the Company of Continuation to British Columbia

For Canadian income tax purposes, the Company will be deemed to have disposed of its assets at the time of continuance of the Company from Wyoming to British Columbia, for proceeds of disposition equal to the fair market value of the assets at that time. The Company will recognize income equal to the difference between the tax base of its assets and their fair market value at that time. The assets will be deemed to have been re-acquired by the continued company at a "stepped-up" cost equal to their fair market value at the time of continuance. Management is of the view that there will be no material change in the value of those assets between the date they are acquired and the date upon which the continuance takes place. As a consequence, the Company will likely not be recognizing any gain on the deemed disposition at the time of continuance.

Stock Option Plan

The Board of Directors of the Company wish to adopt a new stock option plan (the "*Stock Option Plan*"), subject to acceptance by the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the Company.

The number of shares reserved for issuance under the Stock Option Plan shall be 10% of the Company's issued share capital as at the date of granting. The Company does not presently have any outstanding stock options.

If the Stock Option Plan is not adopted, options will be granted and amended from time to time, subject to shareholder approval as required.

The Board of Directors of the Company may grant options pursuant to the Stock Option Plan prior to the annual general meeting, on the basis that such options will not be exercisable unless and until the Stock Option Plan has been approved by the shareholders.

A copy of the proposed Stock Option Plan is attached hereto as Schedule "A".

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

*"**RESOLVED**, as an ordinary resolution, that:*

1. *the Stock Option Plan, in the form attached hereto as Schedule "B" and presented at the annual general meeting, be and is hereby approved;*

2. *the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase common shares of the Company;*

3. *the maximum number of common shares of the Company reserved for issuance under the Stock Option Plan shall be 10% of the issued and outstanding share capital at the time of granting;*

4. *the Board of Directors or any committee created pursuant to the Stock Option Plan be and is hereby authorized to make such amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders;*

5. *the approval of the Stock Option Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Company be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan;*

6. *the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of a Stock Option Plan if the Board of Directors of the Company deem it appropriate and in the best interest of the Company to do so ;and*

7. *the Board of Directors be authorized in its sole discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Stock Option Plan, if, in the Board of Directors' sole opinion, the circumstances so warrant."*

Additional Equity Issuances

Management of the Company has determined that current market conditions are such that it may be in the best interests of the Company to undertake further equity issuances, subject to shareholder and regulatory approval. The additional funds raised by such equity issuances would be used to pursue and fund the ongoing business opportunities currently available to the Company and as general working capital.

Accordingly, the members will be asked to pass a resolution authorizing the issuance of common shares in the capital stock of the Company of up to 100% of the total issued common shares, on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company, and in accordance with the policies of the TSX Venture Exchange.

Although it is not the current intention of management to issue the entire number of shares authorized pursuant to such proposed resolution; it is the policy of the regulatory authorities that the shareholders of the Company are required to approve the issuance of additional securities if the number of shares to be issued is equal to or greater than 20% of the issued and outstanding shares after giving effect to such issuance. Shareholder approval is also required if the issuance of securities may result in or is part of transaction involving a change in the effective control of the Company or the creation of a control block.

Recommendation of the Company's Directors

The directors have reviewed and considered all facts respecting the foregoing matters which they have considered to be relevant to shareholders. It is the unanimous recommendation of the Company's directors that shareholders vote for passage of the foregoing resolutions.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information regarding the Company is provided in the Company's comparative financial statements and Management Discussion & Analysis ("*MD&A*") for its most recently completed financial year. Copies of the Company's financial statements and MD&A, as well as additional copies of this Information Circular, may be obtained upon request from the Company at Suite 507, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6.

CERTIFICATION

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Company's shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 4th day of August, 2004.

By Order of the Board of

AMANTA RESOURCES LTD.

"Anton J. Drescher"
ANTON J. DRESCHER,
Corporate Secretary

SCHEDULE "A"

Incorporation number: ________

AMANTA RESOURCES LTD.
(the "*Company*")

ARTICLES

1. Interpretation

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) **"board of directors"**, **"directors"** and **"board"** mean the directors or sole director of the Company for the time being;

(2) **"Business Corporations Act"** means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) **"legal personal representative"** means the personal or other legal representative of the shareholder;

(4) **"registered address"** of a shareholder means the shareholder's address as recorded in the central securities register;

(5) **"seal"** means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. Shares and Share Certificates

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. Issue of Shares

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. Share Registers

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. Share Transfers

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. Transmission of Shares

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. Purchase of Shares

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. Borrowing Powers

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. Alterations

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. Meetings of Shareholders

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. Proceedings at Meetings of Shareholders

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. Votes of Shareholders

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed *[month, day, year]*

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. Directors

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. Election and Removal of Directors

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. Alternate Directors

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. Powers and Duties of Directors

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. Disclosure of Interest of Directors

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. Proceedings of Directors

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. Executive and Other Committees

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. Officers

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. Indemnification

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. Dividends

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. Accounting Records

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. Notices

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. Seal

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. Prohibitions

26.1 Definitions

In this Article 26:

(1) "designated ssecurity" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Schedule "B"

AMANTA RESOURCES LTD.

2004 STOCK OPTION PLAN

Dated for Reference August 4th, 2004

PART I - DEFINITIONS AND INTERPRETATION

Definitions

1.1 In this Stock Option Plan:

(a) ***"Accelerated Vesting Event"*** means the occurrence of any one of

(i) a take-over bid as defined in the *Securities Act* (British Columbia) is made for Common Shares or Convertible Securities which, if successful would result (assuming the conversion, exchange or exercise of the Convertible Securities, if any, that are the subject of the take-over bid) in any person or persons acting jointly or in concert (as such phrase is defined in the *Securities Act* (British Columbia)) or persons associated or affiliated with such person or persons within the meaning of the *Business Corporations Act* (British Columbia) beneficially, directly or indirectly, owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least three-quarters of the votes attaching to all shares in the capital of the Corporation that may be cast to elect Directors,

(ii) the acquisition or continuing ownership by any person or persons acting jointly or in concert (as such phrase is defined in the *Securities Act* (British Columbia), directly or indirectly, of Common Shares or of Convertible Securities, which, when added to all other securities of the Corporation at the time held by such person or persons, or persons associated or affiliated with such person or persons within the meaning of the *Business Corporations Act* (British Columbia) (collectively, the "*Acquirors*"), and assuming the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, results in the Acquirors beneficially owning shares that would, notwithstanding any agreement to the contrary, entitle the holders thereof for the first time to cast at least three-quarters of the votes attaching to all shares in the capital of the Corporation that maybe cast to elect Directors,

(iii) the sale, lease, exchange or other disposition of all or substantially all of the Corporation's assets, or

(iv) an amalgamation, merger, arrangement or other business combination (a "*Business Combination*") involving the Corporation that results in the securityholders of the parties to the Business Combination other than the Corporation owning, directly or indirectly, shares of the continuing entity that entitle the holders thereof to cast at least three-quarters of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect Directors;

(b) ***"Associate"*** has the meaning ascribed thereto in the *Securities Act* (British Columbia);

(c) ***"Board"*** means the board of directors of the Corporation;

(d) ***"Common Shares"*** means the common shares without par value in the capital of the Corporation;

(e) ***"Consultant"*** means, in relation to the Corporation, an individual or a consultant company, other than an Employee or a Director, that:

(i) is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate (as defined in the policies of the Exchange) of the Corporation,

(ii) provides the services under a written contract between the Issuer or the Affiliate and the individual or a Consultant company;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Issuer; and

(iv) has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

(f) ***"Convertible Securities"*** means securities convertible into, exchangeable for or representing the right to acquire Common Shares;

(g) ***"Corporation"*** means **Amanta Resources Ltd.**;

(h) ***"Director"*** means a director of the Corporation;

(i) ***"Effective Date"*** of an Option means the date on which the Option is granted, whether or not the grant is subject to any Regulatory Approval;

(j) ***"Employee"*** means:

(i) an individual who is considered an employee of the Corporation or its subsidiary, if applicable, under the *Income Tax Act* (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii) an individual who works full- time for the Corporation or its subsidiary, if applicable, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source, or

(iii) an individual who works for the Corporation or its subsidiary, if applicable, on a continuing and regular basis for a minimum amount of time per week determined by the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source;

(k) ***"Exchange"*** means the TSX Venture Exchange;

(l) ***"Expiry Date"*** of an Option means the day on which an Option lapses;

(m) ***"Insider"*** means

(i) an insider of the Corporation as defined in the *Securities Act* (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary, and

(ii) an Associate of a person who is an Insider by virtue of §(i);

(n) ***"Investor Relations Activities"*** means any activities, by or on behalf of the Corporation that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A) to promote the sale of products or services of the Corporation, or

(B) to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of

(A) applicable securities laws,

(B) the requirements of the Exchange or the by- laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A) the communication is only through the newspaper, magazine or publication, and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange.

(o) "*Market Price*" of Shares at any Grant Date means the last closing price per Share preceding the Company's announcement of the grant of the Option or, if the grant is not announced, on the trading day immediately preceding the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

(p) ***"Officer"*** means an individual who is an officer of the Corporation;

(q) ***"Option"*** means a right to purchase Common Shares granted under this Stock Option Plan to a Director, Officer or Employee;

(r) ***"Outstanding Issue"*** means the number of Common Shares outstanding on a non-diluted basis;

(s) ***"Option Commitment"*** means the notice of grant of an Option delivered by the Corporation to an Optionee and substantially in the form of the Schedule "A" attached hereto

(t) ***"Optioned Shares"*** means Common Shares subject to an Option;

(u) ***"Optionee"*** means an individual to whom an Option is granted by the Corporation under this Stock Option Plan;

(v) ***"Regulatory Approval"*** means the approval of the TSX Venture Exchange and every other stock exchange or securities regulatory agency whose approval is required in the circumstances;

(w) ***"Retired"*** means

(i) with respect to an Officer or Employee, the retirement of the Officer or Employee within the meaning of the Canada Pension Plan, after attainment of age 65, and

(ii) with respect to a Director, cessation of office as a Director, other than by reason of death, after attainment of age 70;

(x) ***"Share Compensation Arrangement"*** means any stock option, stock option plan, employee stock purchase plan, share distribution plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to any Director, Officer or Employee, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise;

(y) ***"Stock Option Plan"*** means this 2004 Stock Option Plan;

(z) ***"Subscription Price"*** means the amount payable on an exercise of an Option;

(aa) ***"Subsidiary"*** means a subsidiary as determined under the *Business Corporations Act* (British Columbia);

(bb) ***"Totally Disabled"***, with respect to an Employee or Officer, means that, solely because of disease or injury the Employee or Officer is deemed by a qualified physician selected by the Corporation to be unable to work at any occupation which the Employee or Officer is reasonably qualified to perform and, with respect to a Director, means that, solely because of disease or injury, the Director is deemed by a qualified physician selected by the Corporation to be unable to carry out his or her responsibilities on the Board;

(cc) reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations; and

(dd) the words "*the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation*" means, with respect to an Officer or Employee whose employment has been terminated by the Corporation or a Subsidiary of the Corporation

(i) other than for cause, either

(A) the day specified by the Corporation or such Subsidiary in writing to the Officer or Employee as being the last day on which the Officer or Employee is to work for the Corporation or a Subsidiary of the Corporation, or

(B) if such Officer or Employee is given pay in lieu of advance notice of a pending effective date of termination, the day on which such notice of termination is given in writing by the Corporation or such Subsidiary to the Officer or Employee, and

(ii) for cause, the day on which the notice of termination was given.

PART 2 - STOCK OPTION PLAN

Purpose of Stock Option Plan

2.1 The purpose of this Stock Option Plan is to recognize contributions made by Directors, Officers and Employees and to provide for an incentive for their continuing relationship with the Corporation and its Subsidiaries.

Eligibility

2.2 Options to purchase unissued Common Shares may be granted from time to time under this Stock Option Plan by the Board, on the recommendation of the Chief Executive Officer of the Corporation, to Directors, Officers and Employees.

Incorporation of Terms of Stock Option Plan

2.3 Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each Option granted under this Stock Option Plan.

Maximum Shares to be Allotted

2.4 The maximum aggregate number of Common Shares that may be allotted for issuance under this Stock Option Plan, shall not exceed 10% of the number of issued shares of the Corporation at the time of granting of options under this Stock Option Plan.

PART 3 - TERMS AND CONDITIONS OF OPTIONS

Subscription Price

3.1 The Subscription Price per Common Share to be acquired on the exercise of an Option will be the Discounted Market Price per share for the Common Shares on the TSX Venture Exchange on the last trading day on such exchange before the Effective Date of the Option.

Term of Options

3.2 The term of an Option will be such period after the Effective Date thereof, not exceeding 5 years, as the Board determines at the time of granting of the Option.

Vesting Schedule for Options Granted to Consultants or Consultant Companies Conducting Investor Relations Activities

3.3 An Option granted to a Consultant or Consultant company conducting Investor Relations Activities will become vested with the right to exercise 1/4 of the Option upon the conclusion of every 3 months subsequent to the date of granting of the Option, such that such Optionee will be vested with the right to exercise 100% of the Option upon the conclusion of 12 months from the date of granting of the Option. By way of example, in the event that such Optionee did not exercise 1/4 of the Option at the conclusion of 3 months from the date of granting, such Optionee would be entitled to exercise 1/2 of the Option upon the conclusion of 6 months from the date of granting.

Provided, however, that notwithstanding any vesting schedule specified in respect of any particular option, Options shall become fully vested, and each Optionee shall be entitled to exercise his or her option in respect of the full number of Optioned Shares, upon the occurrence of an Acceleration Event, subject to review and acceptance of the Acceleration Event by the Exchange.

Variation of Vesting Periods

3.4 If the Board determines with respect to an Optionee that it is desirable to alter the vesting periods of any particular Option, it may fix the vesting of that Option before or after its grant in such manner as it determines in its discretion, subject to the policies of the Exchange.

3.5 If there occurs an Accelerated Vesting Event each Option held by an Optionee may be exercised by the Optionee at any time or from time to time on or before the Expiry Date of the Option, subject to the approval of the Exchange; provided that with respect to an Option held by an Officer or Employee the Accelerated Vesting Event must have occurred on or before the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation.

Limitation on Right to Exercise

3.6 No Option may be exercised after

(a) the time at which the Optionee ceases to be a Director, or

(b) in the case of an Officer or Employee, 5:00 p.m. Pacific Standard Time on the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation

(each of §(a) and (b) being the "*particular time*"), except as follows:

(i) an Option that would otherwise so cease to be exercisable by reason of the death of the Optionee at the particular time may be exercised by the personal representatives of the

Optionee, from time to time no later than the earlier of the Expiry Date of the Option and one year after the particular time, as to a total number of shares not exceeding the number of vested shares as to which the Optionee did not exercise the Option before the particular time, including shares as to which pursuant to §3.3 or §3.4 the Optionee was at the particular time not yet entitled to exercise the Option. Any unvested Options shall be cancelled upon termination of the Option;

(ii) an Option that would otherwise so cease to be exercisable by reason that the particular time is the effective time that the Optionee has Retired or become Totally Disabled may be exercised by the Optionee, from time to time no later than the earlier of the Expiry Date of the Option and ninety days after the particular time, or, if the Optionee is engaged in Investor Relations Activities, then thirty days after the particular time, as to a total number of shares not exceeding the number of vested shares as to which the Optionee did not exercise the Option before the particular time, including shares as to which pursuant to §3.3 or §3.4 the Optionee was at the particular time not yet entitled to exercise the Option. Any unvested Options shall be cancelled upon termination of the Option;

(iii) an Option that would otherwise so cease to be exercisable by reason that in circumstances in which neither §(i) nor §(ii) applies,

(A) the particular time is the effective time that the Optionee ceases to be a Director, or

(B) the particular time

(I) is 5:00 p.m. Pacific Standard Time on the last day on which the Officer or Employee worked for the Corporation or a Subsidiary of the Corporation, except where the office or employment was terminated for cause, and

(II) is not a time immediately before which the office might have been terminated by the Corporation or a Subsidiary of the Corporation, or the employment terminated by the Corporation or a Subsidiary of the Corporation, for cause,

may be exercised by the Optionee or, if the Optionee dies after the particular time, the personal representatives of the Optionee, from time to time no later than 5:00 p.m. Pacific Standard Time on the earlier of the Expiry Date of the Option and the day that is 30 days after the particular time, as to a total number of shares not exceeding the number of shares as to which the Optionee was entitled to and did not exercise the Option immediately before the particular time.

Non-Assignability

3.7 Except as provided in §3.6 or as permitted by applicable regulatory authorities in connection with a transfer to a registered retirement savings plan or registered retirement income fund established by or for the Optionee or under which the Optionee is the beneficiary, an Option may be exercised only by the Optionee to whom it is granted and will not be assignable.

Adjustment

3.8 The number of Common Shares subject to an Option and the price per share payable on exercise of an Option will be subject to adjustment in the events and in the manner following:

(a) if the Common Shares are subdivided or consolidated after the Effective Date of an Option, or the Corporation pays to holders of Common Shares of record as of a date after the Effective Date of an Option a dividend payable in Common Shares,

(i) the number of Common Shares which would be acquired on any exercise of the Option thereafter will be adjusted to the number of such shares that the Optionee would hold through the combined effect of such exercise and such subdivision, consolidation or stock dividend if the time of the subdivision or consolidation or the record date of such stock dividend had been immediately after the exercise,

(ii) the price per share payable on such an exercise of such an Option will be adjusted in inverse proportion to the adjustment under §(i) in the number of shares that may be acquired or such exercise,

and the number of such shares referred to in §2.4 and §5.4(c) and considered as previously allotted for the purposes of applying §2.4 and §5.4(c) will be correspondingly adjusted;

(b) *if there is any capital reorganization, reclassification or other change or event affecting the Common Shares to which §(a) does not apply, the Board will determine whether in the circumstances it is just and equitable that there be some alteration in the securities or other* consideration to be acquired by Optionees on the exercise of Options then outstanding and will make such amendments to the Stock Option Plan as the Board considers appropriate in the circumstances to ensure a just and equitable result;

(c) the Corporation will not be required to issue any fractional share in satisfaction of its obligations hereunder or make any payment in lieu thereof

Disputes

3.9 If any question arises at any time with respect to the Subscription Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in §3~8, such question will be conclusively determined by the Corporation's auditors, or, if the auditors decline to so act, any other firm of chartered accountants in Vancouver, British Columbia that the Corporation may designate, and such auditors or other firm will have access to all appropriate records and its determination will be binding upon the Corporation and each Optionee.

PART 4 - PROCEDURE

Option Commitment

4.1 Upon the granting of an Option hereunder the Chief Executive Officer of the Corporation will deliver to the Optionee an Option Commitment detailing the terms of the Option and upon such delivery the Optionee will be a participant in this Stock Option Plan and have the right to purchase the Optioned Shares at the Subscription Price set out therein, subject to the terms of this Stock Option Plan.

4.2 Upon the occurrence of an event to which §3.8 applies, the Chief Executive Officer of the Corporation may, and if so directed by the Board will, deliver to any Optionee with respect to any Option a revised Option Commitment, identified as such, with respect to shares as to which the Option has not been exercised, reflecting the application of §3.8 by reason of that event.

Manner of Exercise

4.3 An Optionee being entitled to and wishing to exercise an Option may do so only by delivering to the Corporation at its head office

(a) a written notice addressed to the Corporation specifying the number of Optioned Shares being acquired pursuant to the Option, and

(b) a certified cheque or bank draft payable to the Corporation for the aggregate Subscription Price for the Optioned Shares being acquired.

Share Certificates

4.4 Upon an exercise of an Option the Corporation will direct its transfer agent to issue a share certificate to an Optionee for the appropriate number of Optioned Shares not later than five days thereafter.

PART 5 - GENERAL PROVISIONS

Effective Date of Plan

5.1 This Stock Option Plan will become effective on the receipt of both Regulatory Approval and shareholder approval.

Administration

5.2 Subject to such limitations as may from time to time be imposed by the Board, the Chief Executive Officer will be responsible for the general administration of this Stock Option Plan, the proper execution of its provisions, the interpretation of this Stock Option Plan and the determination of all questions arising pursuant to this Stock Option Plan, and without limiting the generality of the foregoing, the Chief Executive Officer will have the power to grant Options pursuant to this Stock Option Plan and allot Common Shares for issuance on the exercise of Options.

Limitations on Issue

5.3 The number of Common Shares reserved for issue to any person in any twelve month period under this Stock Option Plan may not exceed 5% of the Outstanding Issue.

5.4 Under this Stock Option Plan and any other Share Compensation Arrangement, the number of Common Shares that may be

(a) reserved for issuance to Insiders of the Corporation may not exceed 10% of the number of issued shares of the Corporation at the time of granting of options under this Stock Option Plan;

(b) issued to any one Director or Employee, within any 12 month year period may not exceed 5% of the Outstanding Issue at the time of granting;

(c) issued to any one Insider and his or her Associates within any 12 month period, may not exceed 5% of the Outstanding Issue at that time.

(d) issued to any one Consultant within any 12 month period may not exceed 2% of the Outstanding Issue at the time of granting;

(e) issued to an Employee, Consultant or Director conducting Investor Relations Activities within any 12 month period may not exceed 2% of the Outstanding Issue at the time of granting;

Amendment

5.5 Subject to Regulatory Approval, the Board may amend, suspend, terminate or discontinue this Stock Option Plan, or revoke or alter any action taken pursuant to this Stock Option Plan, except that no amendment, suspension, termination or discontinuance of this Stock Option Plan will alter or impair any Option without the written consent of the Optionee.

Governing Law

5.6 This Stock Option Plan will be construed in accordance with and the rights of the Corporation and each Optionee will be governed by the laws of British Columbia and the laws of Canada applicable therein.

Notice

5.7 Each notice, demand or communication required or permitted to be given under this Stock Option Plan will be in writing and will be delivered to the person to whom it is addressed, and the date of delivery of such notice, demand or communication will be the date of receipt by the addressee.

Employment

5.8 Nothing contained in this Stock Option Plan will confer upon any Optionee or Employee any right with respect to employment or continuance of employment with the Corporation or a Subsidiary, or interfere in any way with the right of the Corporation or a Subsidiary to terminate the Optionee's or Employee's employment at any time. Participation in this Stock Option Plan by an Optionee or Employee will be voluntary.

No Representation or Warranty

5.9 The Corporation makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of this Stock Option Plan. Notwithstanding any other provision of this Stock Option Plan, the Corporation has no obligation to issue or deliver any Common Shares under this Stock Option Plan or to make any other distribution of benefits hereunder unless such issuance, delivery or distribution would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity.

Price Amendment

5.10 Subject to §3.8, the terms of an Option that has been issued will not, after the issue of the Option, be amended except in compliance with the applicable policies of the Exchange.

5.11 Disinterested shareholder approval is required if the Subscription Price of an Option granted to an Insider is to be reduced.

Approved by the Board of Directors
of **AMANTA RESOURCES LTD.**
on August 4th, 2004.

SCHEDULE "A"

AMANTA RESOURCES LTD.

2004 STOCK OPTION PLAN

<u>OPTION COMMITMENT</u>

__________, **20__**

Notice is hereby given that, effective ____________________ 20__ (the "*Effective Date*") **Amanta Resources Ltd.** (the "*Corporation*"), pursuant to the Corporation's 2004 Stock Option Plan (the "*Plan*"), as it may have been amended to the Effective Date, granted to ______________________ (the "*Optionee*"), an Option (the "*Option*") to acquire up to ____________________ Common shares in the capital of the Corporation (the "*Optioned Shares*") on or before _____________, 20___ at a Subscription Price of Cdn. $_____________ per share.

The grant of the Option is made on and subject to the vesting provisions and other terms and conditions of the Plan, which are incorporated by reference herein. In addition, pursuant to the policies of the TSX Venture Exchange, any Optioned Shares acquired within four months of the date of this commitment form may not be traded until such four-month period has expired and a legend to that effect will be placed on any share certificate issued. The number of Optioned Shares will be adjusted if and to the extent required in accordance with Section 3.8 of the Plan.

To exercise the Option, the Optionee must deliver to the Corporation at its head office a written notice addressed to the Corporation specifying the number of Optioned Shares that the Optionee wishes to acquire, together with a certified cheque or bank draft payable to the Corporation for the aggregate Subscription Price for such shares. A share certificate evidencing the Optioned Shares thereby acquired will be issued to the Optionee by the Corporation's transfer agent in accordance with the Plan.

AMANTA RESOURCES LTD.

By ____________________________

Chief Executive Officer

AMANTA RESOURCES LTD.
(formerly *Cal-Star Inc.*)
Suite 507 - 837 West Hastings Street
Vancouver, BC V6C 3N6

FORM OF PROXY

ANNUAL GENERAL MEETING
AUGUST 31, 2004

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned, being a shareholder of **AMANTA RESOURCES LTD.** (the *"Company"*), hereby appoints **Anton J. Drescher**, a director of the Company, or failing him, **Norman J. Bonin**, a director of the Company, or failing both of them ________________ or ________________ as proxyholder for and on behalf of the undersigned to attend the annual general meeting of shareholders of the Company to be held on August 31, 2004 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified. The undersigned hereby authorizes the proxyholder to demand a poll. **If no choice is specified in any one or more of the spaces set out below for that purpose, and with respect to any amendments to or variations in any of the matters listed below and to other matters which may properly come before the meeting or any adjournment thereof, the undersigned hereby confers sole discretionary authority on the proxyholder to act at such meeting and any adjournment thereof for and on behalf of and in the same name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present, all in the same manner and to the same extent and with the same power as the undersigned could do if personally present thereat, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof.**

<u>**Voting Choice on Resolutions**</u>

1. **TO** adopt a resolution appointing Amisano Hanson, Chartered Accountants, as the auditors of the Company until the next annual general meeting.

   FOR ____________ **WITHHOLD VOTE** ____________

2. **TO** authorize the directors to fix the remuneration to be paid to the auditor of the Company.

   FOR ____________ **WITHHOLD VOTE** ____________

3. **TO** fix the number of directors of the Company for the ensuing year at six (6).

   IN FAVOUR ________ **AGAINST** __________

4. **TO** elect the following persons as directors of the Company for the ensuing year:

Dr. Gerald D. Wright	**FOR**	________	**WITHOLD VOTE**	________
Pieter Jan Bakker	**FOR**	________	**WITHOLD VOTE**	________
Patrick Cauley	**FOR**	________	**WITHOLD VOTE**	________
David Pierce Long	**FOR**	________	**WITHOLD VOTE**	________
Suchada Sanksuwan	**FOR**	________	**WITHOLD VOTE**	________
Robert Forrest	**FOR**	________	**WITHOLD VOTE**	________

5, **TO** approve a special resolution, that:

(a) pursuant to Section 302 of the *Business Corporations Act* (British Columbia) (the *"Act")*, the directors be authorized to apply, at the discretion of the Board of Directors, under Section 17-16-1720 of the Wyoming *Business Corporation Act* to the Secretary of State for Wyoming for a certificate of transfer of the incorporation under the Wyoming *Business Corporations Act* to the Province of British Columbia;

(b) a new form of Articles be adopted in the form set out in Schedule "A: to the Information Circular; and

(c) any one of the directors of the Company be authorized and directed to sign and execute all documents, instruments, deeds and documents necessary or desirable to carry out the foregoing.

IN FAVOUR _______ **AGAINST** __________

6. **TO** approve an ordinary resolution, that:

(a) the Stock Option Plan, in the form attached as Schedule "B" to the Information Circular and presented at the annual general meeting, be approved;

(b) the Company be authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase common shares of the Company;

(c) the maximum number of common shares of the Company reserved for issuance under the Stock Option Plan shall be 10% of the issued and outstanding share capital at the time of granting;

(d) the Board of Directors or any committee created pursuant to the Stock Option Plan be authorized to make such amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders;

(e) the approval of the Stock Option Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Company be authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan;

(f) the Company be authorized to abandon or terminate all or any part of the adoption of a Stock Option Plan if the Board of Directors of the Company deem it appropriate and in the best interest of the Company to do so ;and

(g) the Board of Directors be authorized in its sole discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Stock Option Plan, if, in the Board of Directors' sole opinion, the circumstances so warrant.

IN FAVOUR _______ **AGAINST** __________

7. **TO** authorize the directors of the Corporation in their sole discretion, subject to regulatory approval if necessary, to negotiate and conclude such negotiations for the sale by way of private placement of in excess of 20% of the Corporation's then issued and outstanding share capital.

IN FAVOUR _______ **AGAINST** __________

The shares represented, by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The undersigned hereby revokes any proxy previously given.

Executed on the ____________ day of __________________, 2004.

_______________________________ _______________________________
Number of Shares Held *Signature of Shareholder*

____
Name of Shareholder (Please Print)

____
Address

____
City/Province

____
Zip/Postal Code

NOTES:

Complete this form of proxy and deposit with, mail to or send by facsimile transmission to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8. The proxy must be received at Pacific Corporate Trust Company at least 24 hours prior to the scheduled time of the meeting at which such proxy is to be used or by the Chairman of the meeting at the scheduled commencement of the meeting.

Failure to comply with the time deadlines set out will result in your proxy being invalid.

A proxy will not be valid unless it is dated and signed by the shareholder or the shareholder's attorney in writing and, in such case, the form of power of attorney must be attached to the Proxy.

If the shareholder is a company, the Instrument of Proxy should be under its corporate seal and executed by an officer or attorney thereof duly authorized.

If a shareholder wishes to appoint a person other than those whose names are printed on the form of proxy, the shareholder should strike out the names provided and insert the name of his nominee as proxyholder in the space provided for that purpose.